Exhibit 4.5

Anheuser-Busch InBev SA/NV

People Bet Plan

Relating to Shares of Anheuser-Busch InBev

Participants’ Guide

CHAPTERS I AND II OF THIS DOCUMENT CONSTITUTE PART OF A PROSPECTUS COVERING SECURITIES THAT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Chapter I

Introduction

Anheuser-Busch InBev (“AB InBev”) has implemented a variable compensation programme that creates the opportunity for you to align your interests with those of our shareholders by giving you the option to invest in AB InBev Shares.

This Participants’ Guide contains all that you need to know about the AB InBev People Bet Plan. In Chapter II of this guide, you will find a general description of the plan presented in the form of Frequently Asked Questions. Chapters III to VI contain the terms and conditions of the plan that you should carefully review in order to have a comprehensive understanding of all the features of the plan.

In case you have any question regarding the AB InBev People Bet Plan, to which no satisfactory answer can be found in this guide, please contact your local People Director.

Chapter II

General description of AB InBev People Bet Plan

You will find in this section a general description of the Anheuser-Busch InBev People Bet Plan (relating to Shares of Anheuser-Busch InBev) (the “Plan”) presented in the form of frequently asked questions (FAQs). This description of the Plan is very general and does not purport to be complete.

The Plan is intended to propose to certain employees of Anheuser-Busch InBev and its subsidiaries (“Eligible Employees”) to purchase ordinary shares of Anheuser-Busch InBev (the “Shares”), which are currently traded on Euronext Brussels for a pre-determined amount and to align the interests of the Eligible Employees with those of Anheuser-Busch InBev. As an additional reward, Eligible Employees who participate in the Plan will receive RSUs granting the right to receive additional shares of Anheuser-Busch InBev.

The Plan is governed by Belgian law. The Plan is not regarded, in the United States, as a qualified plan under Section 401(a) of the US Internal Revenue Code of 1986 (the “Code”). Further, the Plan is not subject to any of the provisions of the US Employee Retirement Income Security Act of 1974 (“ERISA”).

The contents of this section are for information purposes only. In any case of discrepancy between the contents of this section and the terms and conditions of the Plan (the “Terms and Conditions”), the provisions of the Terms and Conditions will prevail. Terms beginning with a capital letter have the meaning ascribed to them in the Terms and Conditions.

1.	What are the principal features of the Plan?

(i)

The Plan offers Eligible Employees the opportunity to purchase a limited number of locked-up Anheuser-Busch InBev Shares (the “Purchased Shares”) at a pre-determined an aggregate price (the “Offer Amount”) corresponding to a price per Share equal to the closing price of the Anheuser-Busch InBev Shares on Euronext Brussels on the day preceding the Offer Date (as defined below).

(ii)	As a reward, Eligible Employees who decide to acquire Purchased Shares will receive from Anheuser-Busch InBev additional “matching” Restricted Stock Units (the “RSUs”).

(iii)

The RSUs have a vesting period of 5 years. This means that, subject to certain conditions being met, AB InBev will deliver the underlying AB InBev Shares to the Participants 5 years after the date mentioned as “Offer Date” in the letter whereby Anheuser-Busch InBev communicates the details of the offer made to the Eligible Employee under the Plan (the “Offer Date”).

(iv)

The RSUs are dividend-protected: each time AB InBev pays a dividend on its Shares before the end of the vesting period of the RSUs, the number of RSUs is increased to match the economic value of the dividends paid on the AB InBev Shares underlying the RSUs.

Please remember that any performance results and rewards are subject to a compliance hurdle. As owners, the results we achieve are equally important as how we achieve them. Integrity and ethics are part of our core values, and they continue to be embedded in our financial compensation. If any violations of law or violations of the Code of Business Conduct are found by the Global Ethics and Compliance Committee to have been committed by the Participant before the Vesting Date, whether or not the conduct occurred before or after the date of the grant of Restricted Stock Units, the unvested Restricted Stock Units will expire as set out in Clause VI 6.2.

2.	How is the Plan administered?

The Plan is administered by the Board of Directors of Anheuser-Busch InBev (the “Board of Directors”), but the Board of Directors may delegate part or all powers under the Plan to the Remuneration Committee of Anheuser-Busch InBev (the “Committee”). In such a case, the Committee is responsible for the general administration of the Plan in accordance with the Plan rules, under the supervision of the Board of Directors; the Committee is also authorised to establish rules for the administration, interpretation, and application of the Plan. The Board of Directors and the Committee may sub-delegate certain powers to any third party they deem appropriate.

The Board of Directors is currently composed of three independent directors, nine members nominated by the Stichting Anheuser-Busch InBev (a foundation organised under the laws of the Netherlands, which represents an important part of the interests of the controlling shareholder group of AB InBev) and three members nominated by the restricted shareholders of Anheuser-Busch InBev in accordance with the rules set out in the articles of association of Anheuser-Busch InBev. The Board of Directors appoints the members of the Committee from amongst its members.

The Board of Directors can unilaterally modify the practical and/or accessory terms of the Plan at any time. The Board of Directors may also modify the terms and conditions of the Plan when such modifications are required to comply with any change in legislation.

If you would like more information about the Plan or its administrators, please contact your local People Director. For US Participants, please contact Martin Fidalgo at AB InBev Services LLC, 250 Park Avenue, 10123 New York, (212)573-4388.

3.	What is the duration of the Plan? Can it be terminated early?

Unless decided otherwise by Anheuser-Busch InBev, the Plan will terminate on the date upon which all the Shares underlying the RSUs have been delivered to Participants. Any RSUs granted under the Plan prior to its termination will remain in effect until they have been satisfied or terminated in accordance with the Terms and Conditions.

4.	Who may participate in the Plan?

The Terms and Conditions allow the Committee to select any employees of Anheuser-Busch InBev and its subsidiaries in its sole discretion as Eligible Employees to whom Purchased Shares and RSUs may be offered. All employees of Anheuser-Busch InBev and its subsidiaries who have been informed by their local People Department that they are Eligible Employees qualify to participate in the Plan.

5.	What do I have to do to participate in the Plan?

One of the key concerns of AB InBev in structuring the Plan was to keep the participation process as simple as possible.

There are two main steps in the participation process:

(i)

Eligible Employees receive from AB InBev an Offer Letter (the “Offer Letter”) – which can take the form of a letter, an e-mail, etc.—informing them that they are eligible to participate in the Plan and an Acceptance Form (which may take the form of an online form) in which they are invited to confirm their acceptance to participate in the Plan and their wish to purchase the Purchased Shares in accordance with these terms and conditions. The duly completed Acceptance Form must be submitted within the time frame set out in the Offer Letter.

(ii)

An Eligible Employee who has decided to participate in the Plan will subsequently receive a letter or e-mail from AB InBev confirming the exact amount of Purchased Shares and Restricted Stock Units received under this Plan.

The delivery of the AB InBev shares upon vesting of the Restricted Stock Units is automatic. In other words, except for certain practical modalities, a Participant does not need to take any action for the delivery of the AB InBev Shares upon vesting of the Restricted Stock Units.

Participating in the plan is optional. An eligible Employee who does not submit a duly completed Acceptance Form within the time frame set out in the Offer Letter will be deemed to have refused to participate in the Plan. For the avoidance of doubts, an Eligible Employee who refuses to participate in the Plan will not be entitled to receiving the Offer Amount from AB InBev.

6.	Will I have to pay something to participate in the Plan?

Anheuser-Busch InBev and its subsidiaries will bear the costs related to the setting up of the Plan.

However, you will have to pay the full purchase price of the Purchased Shares (i.e. the Offer Amount) to Anheuser-Busch InBev. In addition, all costs, fees, taxes and social security contributions that may arise upon the vesting of the Restricted Stock Units and the sale of Shares will have to be borne by you.

Finally, participating in the Plan may result in the obligation for you to pay local taxes and social security contributions in accordance with applicable tax and social security legislation.

7.	Do I need to open a securities account to participate in the Plan?

Participating in the Plan does not require that you open a securities account in your home country or in Belgium.

(i)	Purchased Shares

The Purchased Shares Participants will acquire under the Plan will be in registered form and ownership will be evidenced through an ad hoc registration in the electronic Share register of Anheuser-Busch InBev.

However, once the Lock-Up period has expired (see below), Participants will be allowed to convert the Purchased Shares into dematerialised Shares. Should a Participant decide to do so, such Participant will need to have a securities/custody account to which these Shares can be transferred.

(ii)	RSUs

The Shares that you will receive upon vesting of the Restricted Stock Units that have been granted under the Plan may be delivered to you (at AB InBev’s choice) in dematerialised (electronic or book-entry) form or in registered form. If the Shares are in dematerialised form, you will need to have a securities/custody account in your home country or in Belgium to which these Shares can be transferred. If the Shares are in registered form, ownership will be evidenced through registration in the electronic Share register of AB InBev.

Furthermore, should you request that ADSs be delivered to you in lieu of the Shares to be delivered upon vesting of the Restricted Stock Units, you will need to have a securities/custody account in your home country to which the ADSs can be transferred.

8.	How can I get information on my portfolio of Purchased Shares and RSUs?

You can have access to your portfolio of Purchased Shares and RSUs through the secured LTI Website mentioned in the Offer Letter (or any successor website thereof).

After the expiry of the 5-year Lock-Up Period referred to in Clause I.9 (“When and how can I sell my Anheuser-Busch InBev Shares?”) below, all transactions on Shares (e.g. sale of the Shares) can be carried out electronically from that website.

9.	When and how can I sell my Anheuser-Busch InBev Shares?

(i)	Purchased Shares

The Purchased Shares are subject to a 5-year lock-up period (the “Lock-Up Period”). This means that, except for transfers as a result of death in accordance with the Terms and Conditions, Participants are not allowed to sell, transfer or pledge the Purchased Shares before the end of this 5-year Lock-Up Period.

The sale of your Shares after the expiry of the Lock-Up Period is fully electronic (no paper exercise certificates) and is managed through the secure LTI Website. All you need to do to sell your Shares is to access this secure LTI Website and follow the instructions. In consideration for the sale of your Shares, you will have to pay brokerage fees, which are further detailed on the secure LTI Website.

(ii)	RSUs

Similarly, the RSUs are subject to a 5-year vesting period. Upon vesting of the RSUs, AB InBev will deliver to the Participants one Share per RSU. During the vesting period, the RSUs cannot be sold, transferred or pledged.

The Shares you receive upon vesting of the RSUs that have been granted to you under the Plan (if any) are not subject to any lock-up and are therefore freely transferable immediately after expiry of the vesting period of the RSUs.

If you are an “affiliate” of AB InBev as defined in Rule 144 under the Securities Act (“Rule 144”), any resale or other disposition of your ADSs must be made pursuant to (1) the requirements of Rule 144, without regard to the holding period requirement of such Rule, or (2) another exemption from registration under the Securities Act.

10.	What happens to my RSUs and Shares if I leave Anheuser-Busch InBev?

(i)	Purchased Shares

As a rule, leaving Anheuser-Busch InBev (for whatever reason) will have no impact on the number of Purchased Shares a Participant has acquired under the Plan and the Lock-Up Period (See Clause I.9 – “When and how can I sell my Anheuser-Busch InBev Shares?”) will be lifted.

(ii)	RSUs

Leaving Anheuser-Busch InBev (for whatever reason) will have no impact on the Shares you have received from Anheuser-Busch InBev pursuant to the vesting of your RSUs.

Subject to the special rules in the Terms and Conditions below, upon your departure, whether or not such departure is being challenged by you, the RSUs which are held by you on your last day of employment will in principle be automatically void.

11.	What rights and obligations attach to Anheuser-Busch InBev Shares?

Except for the lock-up period of five years attached to them, the Purchased Shares entitle you to all the rights and benefits generally attached to the ordinary shares of Anheuser-Busch InBev.

Restricted Stock Units entitle their holder to a dividend equivalent, which represents an amount equal to the gross dividend paid by AB InBev on the Shares underlying the Restricted Stock Units. This dividend equivalent will be granted to the Participants shortly after the payment of the dividend, in the form of additional Restricted Stock Units with the same vesting conditions, including the same Vesting Date, and governed by the same terms and conditions as the original Restricted Stock Units.

The number of additional Restricted Stock Units to which a Participant is entitled upon payment of a dividend on the Shares underlying the Restricted Stock Units will be calculated by AB InBev. The number will be equal to the amount of the gross dividend divided by the closing share price on Euronext Brussels of the AB InBev Share on the dividend payment date and multiplied by the number of Restricted Stock Units that the Participants holds. The result of this calculation will be rounded down to the closest unit.

Upon vesting of the RSUs, the Shares received as a result of such vesting will entitle you to all the rights and benefits generally attached to the ordinary shares of Anheuser-Busch InBev. Anheuser-Busch InBev will, at its discretion, deliver Shares in dematerialised form or in registered form. The Shares received upon vesting of RSUs give rights to the dividends paid on such Shares after the date of vesting. Your Anheuser-Busch InBev Shares received upon vesting of RSUs are not subject to any transfer restrictions under the Terms and Conditions.

12.	What securities are offered under the Plan?

A maximum of 1,500,000 Shares (including the Purchased Shares and the Shares underlying the RSUs) can be awarded under the Plan. Such Shares may be issued Shares held in Anheuser-Busch InBev’s treasury or acquired by Anheuser-Busch InBev for the purpose of the Plan. The Shares may be in dematerialised or registered form.

At the request of the Participants, AB InBev may, upon vesting of the Restricted Stock Units, deliver American Depositary Shares (“ADSs”) listed on the New York Stock Exchange in lieu of the AB InBev Shares underlying the Restricted Stock Units.

The ADSs are ordinary American Depositary Shares issued in the framework of the AB InBev American Depositary Receipt facility managed by The Bank of New York Mellon (or any successor thereof).

For additional general information on the ADSs, including on the payment of dividends, please visit The Bank of New York Mellon’s website (www.adrbnymellon.com) and search for AB InBev’s profile page.

13.	What does it mean to participate in the Plan?

Participation in, and the operation of, the Plan will not form part of or affect your contract of employment or your employment relationship, nor will they give you the right to continued employment. Participation in the Plan in one given year does not indicate that you will participate, or be considered for participation, in any later grants. You are not entitled to any compensation or other benefit in respect of the Plan.

You should understand that the value of Anheuser-Busch InBev Shares can go down as well as up and that past performance of Anheuser-Busch InBev’s shares is no indication of actual future performance.

14.	Incorporation of certain documents by reference

Anheuser-Busch InBev will file a Registration Statement on Form S-8 with the US Securities and Exchange Commission (the “SEC”) covering the ordinary shares to be delivered pursuant to the RSUs.

The SEC allows us to “incorporate by reference” the information filed with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede information pertaining to the same subject in this prospectus or in earlier filings with the SEC. We incorporate by reference into this prospectus:

(i)	Anheuser-Busch InBev’s Annual Report on Form 20-F (File No. 001-37911) filed in the US with the SEC on 19 March 2018; and

(ii)	all documents filed by Anheuser-Busch InBev in the US under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) since 31 December 2017.

To the extent designated therein, certain current reports of Anheuser-Busch InBev in the US on Form 6-K, and all documents filed by Anheuser-Busch InBev in the US under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus, but prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, will be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date of filing of such documents.

15.	How can I obtain additional information?

You may receive copies of the documents described above and any of the documents that we are required to deliver to employees pursuant to Rule 428(b) of the Securities Act free of charge by submitting a request to your local People Director. Some of these documents are also available for viewing in the Investor section of our website at www.ab-inbev.com.

Chapter III

Glossary – Defined Terms

When used in this document, the following terms shall have the meaning ascribed to them as indicated below, unless expressly indicated otherwise:

Acceptance Form

the form whereby an Eligible Employee accepts or refuses all the Purchased Shares offered to him or her and/or all or part of the RSUs offered to him or her, to be completed by the Eligible Employee in paper format and/or in electronic format on the Online Tool, as indicated by Anheuser-Busch Inbev;

ADS

an American Depositary Share issued under the deposit agreement with the Bank of New York Mellon (or any successor thereof) traded on the New York Stock Exchange (ISIN: US03524A1088) and representing one Share or the right to receive one Share of AB InBev;

Anheuser-Busch InBev or AB InBev	Anheuser-Busch InBev SA/NV, with its registered office at Grand Place 1, B-1000 Brussels, Belgium;

Banking Day	any day other than a Saturday, a Sunday or a public holiday in Belgium and in the United States, on which banks in Belgium and in the United States are open for business;

Board of Directors	the board of directors of Anheuser-Busch InBev;

Code of Business Conduct	The AB InBev Code of Business Conduct, as amended from time to time;

Code of Dealing	the Anheuser-Busch InBev Dealing Code, as amended from time to time;

Committee	the Remuneration Committee of Anheuser-Busch InBev;

Confirmation Period	the period during which a Participant must submit the completed Acceptance Form to AB InBev, as indicated in the Offer Letter;

Cumulated Age

the sum, on the date of the end of the employment relationship between a Participant and Anheuser-Busch InBev or one of its majority-owned subsidiaries, of (i) the age of the Participant and (ii) the number of years of employment of the Participant within the Anheuser-Busch InBev Group using full months of service and full months of age to calculate the combined years;

Data Controller	Anheuser-Busch InBev;

Data Processor

any third party designated by the Data Controller to process Personal Data on behalf of the Data Controller in accordance with Clause VI 14 for the implementation, administration and management of the Plan and the RSUs register in electronic form;

Dismissal	termination of the employment of a Participant by Anheuser-Busch InBev or its subsidiaries.

Dismissal for Serious Cause

termination of employment for serious cause (as determined by the Chief People Officer—or any other person designated by the Chief People Officer—in his sole discretion or, if applicable, as defined in relevant local law) by Anheuser-Busch InBev or its subsidiaries;

Divestiture

a situation whereby Participant’s employer is no longer a subsidiary of Anheuser-Busch InBev following a divestiture through the sale of shares in the said Anheuser-Busch InBev subsidiary or otherwise;

Eligible Employee	an employee of Anheuser-Busch InBev or its majority-owned subsidiaries who received an Offer Letter;

ERISA	the US Employee Retirement Income Security Act of 1974

Fair Market Value

on a particular date shall be (i) the opening sale price per Share during normal trading hours on the national securities exchange on which the Share is principally traded for such date or the closing sale price per Share on the last preceding date on which there was a sale of such Share on such exchange or (ii) if the Shares are not then listed but traded in an over-the-counter market, the average of the closing bid and asked prices for the Shares during normal trading hours in such over-the-counter market for such date or the last preceding date on which there was a sale of such Shares in such market, or (iii) if the Shares are not then listed on a national securities exchange or traded in an over-the-counter market, such value as the Committee, in its sole discretion, shall determine;

GDPR

Regulation 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation);

Global Ethics and Compliance Committee	the global ethics and compliance committee of AB InBev;

Grant Date	the date mentioned in the Offer Letter;

Leave of Absence	a leave of absence authorised by the Participant’s employer for any reason;

Lock-Up Period	the period defined as such in the Offer Letter;

LTI Website

the internet website referred to in the Offer Letter (and any successor thereof) through which a Participant can monitor his/her portfolio of Purchased Shares and RSUs and sell/transfer his/her Shares;

Matching RSU	a Restricted Stock Unit granted to a Participant under the Plan, as set out in the Offer Letter;

Material Adverse Decision

Any decision, judgment, settlement or other act adopted by an administrative authority, court or tribunal that has a direct or indirect significant negative financial, reputational or commercial impact on AB InBev, as determined by the Global Ethics and Compliance Committee;

Material Breach

Any violation of the Code of Business Conduct of AB InBev that has a direct or indirect significant negative financial, reputational or commercial impact on the Company, as determined by the Global Ethics and Compliance Committee;

Offer Amount

the aggregate pre-determined amount that a Participant is entitled to spend to acquire the Purchased Shares as specified in the Offer Letter, the Online Tool or any other document addressed to the Participant by Anheuser-Busch InBev and which corresponds to a price per Share equal to the closing price of the Anheuser-Busch InBev Shares on Euronext Brussels on the day preceding the Offer Date;

Offer Date	the date mentioned as offer date in the Offer Letter;

Offer Letter	the notification, in paper format (letter) and/or in electronic format (e-mail or as uploaded on the Online Tool) whereby Anheuser-Busch InBev offers to Eligible Employee to participate in the Plan;

Online Tool	the internet website referred to in the Offer Letter (and any successor of such website) through which a Participant can electronically submit an Acceptance Form;

Outsourcing

a situation whereby (i) a Participant is dismissed by Anheuser-Busch InBev or a subsidiary of Anheuser-Busch InBev in the framework of a collective dismissal (in the meaning of the Belgian Law of 13 February 1998 or its equivalent in the jurisdiction of the Participant) and is re-employed, together with the other persons who have been likewise dismissed, by a third-party company which is not an affiliate of Anheuser-Busch InBev and which provides services to Anheuser-Busch InBev; or (ii) a Participant is transferred by Anheuser-Busch InBev or a subsidiary of Anheuser-Busch InBev in the framework of the Belgian Collective Bargaining Agreement No 32bis of 7 June 1985 (or its equivalent in the jurisdiction of the Participant) to a third-party company which is not an affiliate of Anheuser-Busch InBev and which provides services to Anheuser-Busch InBev;

Participant

any Eligible Employee who has completed and returned an Acceptance Form in accordance with Clause VI 2 and who has accepted to participate in the Plan, or any Successor to whom RSUs have been transferred in accordance with these Terms and Conditions;

Personal Data	each item of information relating to an identified or identifiable Participant defined as personal data pursuant to Data Protection Law;

Plan	the Anheuser-Busch People Bet Plan;

Prohibited Period	any period defined as such in the Code of Dealing;

Pro-Rata Formula	PRO =	HO×M
60
where:

	PRO	means the number of RSUs that will remain in full force and effect after the end of employment of a Participant that has reached a Cumulated Age of 70 but has not yet reached a Cumulated Age of 80

	HO	means the number of RSUs held by the Participant immediately prior to the termination of employment

	M	means the number of full calendar months of employment of the Participant within the Anheuser-Busch InBev Group during the period from the Offer Date until the date of termination of employment;

Purchase Price	the price per Purchased Share in Euros as set out in the Offer Letter;

Purchased Shares	the locked-up Shares purchased by Eligible Employees under the Plan;

Resignation	termination by a Participant of its employment with Anheuser-Busch InBev or its subsidiaries;

RSU or Restricted Stock Unit	the right to receive from AB InBev one existing Share in accordance with these terms and conditions;

Share	an ordinary share of Anheuser-Busch InBev (ISIN: BE0974293251);

Successor

the successor of a Participant as determined under the applicable law of succession and/or the persons designated by a Participant, in accordance with the applicable law of succession, to inherit the rights of the Participant under the Plan after the death of the Participant;

Terms and Conditions	the terms and conditions of the Plan set out in this document

Trading Day	any day on which the regulated market of Euronext Brussels and the New York Stock Exchange are open for trading.

Vesting Date	the date defined as such in the Offer Letter;

Vesting Period	the period defined as such in the Offer Letter;

Chapter IV

Terms and conditions relating to the Purchased Shares

1	Acquisition and delivery of Purchased Shares

Eligible Employees shall be offered the right to acquire a certain number of Purchased Shares for an aggregate price equal to the Offer Amount.

The Purchased Shares will be delivered to the Participants as soon as practically possible after the receipt by Anheuser-Bush InBev of a duly completed and executed Acceptance Form and payment of the Offer Amount for such Purchased Shares. Eligible Employees who have not submitted their completed Acceptance Form for the acquisition of Purchased Shares within the deadline set out in the form will be deemed to have refused Anheuser-Bush InBev’s offer to acquire any Purchased Shares and RSUs.

The transfer of ownership of the Purchased Shares from Anheuser-Bush InBev to the Participant will occur on the date Anheuser-Bush InBev receives payment for the Purchased Shares.

2	Form

The Purchased Shares are registered Shares and are recorded in the Share register of Anheuser-Bush InBev, which may be held in electronic form. A non-transferable certificate reflecting the entries in the register of registered Shares will be remitted to the Participants, upon their request.

The Purchased Shares may not be converted into dematerialised Shares before the expiration of the Lock-Up Period referred to in Clause IV 4 below. After the expiration of the Lock-Up Period, Purchased Shares may, at the request of a Participant, be converted into dematerialised Shares.

3	Dividends

Participants will be entitled to all dividends paid on the Purchased Shares, decided by Anheuser-Bush InBev after the Offer Date.

4	Transferability of the Purchased Shares

The Purchased Shares will be subject to a lock-up of 5 years starting on the Offer Date (the “Lock-Up Period”).

Subject to any transfer of the Purchased Shares to a Successor in case of death of a Participant (see Clause VI 6.7 below), the Purchased Shares delivered to a Participant may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party during the Lock-Up Period.

Once the Lock-Up Period has expired, a Participant may:

(i)	keep the Purchased Shares in registered form;

(ii)	request the conversion of the Purchased Shares into dematerialised Shares and their transfer on a securities account; or

(iii)	sell the Purchased Shares.

If the Participant wishes to sell its Purchased Shares after the expiration of the Lock-Up Period, the Participant shall:

(i)	instruct Anheuser-Busch InBev to convert the Purchased Shares into dematerialised Shares,

(ii)

instruct Anheuser-Busch InBev to deliver the Purchased Shares on behalf of the Participant to the financial intermediary, appointed by Anheuser-Busch InBev, in charge of selling the Purchased Shares on the market on behalf of the Participant, and

(iii)	request Anheuser-Busch InBev to instruct such financial intermediary to sell the Purchased Shares on the market.

The proceeds of the sale of the Purchased Shares will be paid to the Participant, after deduction of all fees, costs and taxes due by the Participant as the result of the sale of the Purchased Shares.

5	Expenses and taxes

AB InBev and/or its subsidiaries will bear the costs related to the attribution of the Purchased Shares.

All taxes and employee social security contributions of any kind relating to, inter alia, the acquisition, the holding and the sale of the Purchased Shares and all other costs (including costs relating to the conversion of the Purchased Shares, the transfer and the sale of the Purchased Shares, the opening of a securities and/or a cash account, international transfers of cash, and dividend payments) will be borne by the Participant. AB InBev may withhold from any payment or delivery of Shares or ADSs any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

Chapter V

Terms and conditions relating to the Restricted Stock Units

1	Form

The Matching RSUs to which a Participant is entitled under the Plan will be granted in the form of Restricted Stock Units.

2	Vesting

The Restricted Stock Units are subject to a Vesting Period starting on the Grant Date.

On or shortly after the Vesting Date, AB InBev will deliver one Share per Restricted Stock Unit held by the Participant, subject to the provisions of these terms and conditions. Unless explicitly set forth otherwise in these terms and conditions, Restricted Stock Units do not confer any shareholder’s rights.

At the request of the Participant, AB InBev may deliver ADSs listed on the New York Stock Exchange in lieu of Shares upon vesting of the Restricted Stock Units. To this end, Participants will need to indicate in writing to AB InBev before the Vesting Date that they want to be delivered ADSs in lieu of Shares. Where a Participant has requested ADSs be delivered in lieu of Shares upon vesting of the Restricted Stock Units, all references in the Plan to Shares underlying Restricted Stock Units and Shares that were acquired upon vesting of the Restricted Stock Units shall include ADSs.

3	Dividend equivalent

Restricted Stock Units entitle their holder to a dividend equivalent, which represents an amount equal to the gross dividend paid by AB InBev on the Shares underlying the Restricted Stock Units. This dividend equivalent will be granted to the Participants shortly after the payment of the dividend, in the form of additional Restricted Stock Units with the same vesting conditions, including the same Vesting Date, and governed by the same terms and conditions as the original Restricted Stock Units.

The number of additional Restricted Stock Units to which a Participant is entitled upon payment of a dividend on the Shares underlying the Restricted Stock Units will be calculated by AB InBev. The number will be equal to the amount of the gross dividend divided by the closing share price on Euronext Brussels of the AB InBev Share on the dividend payment date and multiplied by the number of Restricted Stock Units that the Participants holds. The result of this calculation will be rounded down to the closest unit.

4	Transferability

Except for transfers as a result of death (see Clause VI 6.7 below), RSUs may not be transferred or encumbered with any security, pledge or other right, or otherwise pass to any third party.

The Shares delivered upon vesting of the RSUs are not subject to any transfer restrictions under the rules of the Plan.

5	Expenses and taxes

All costs related to the attribution of the Restricted Stock Units, the attribution of the RSUs or additional RSUs referred to in Clause V 3 above and the delivery of the underlying Shares will be borne by AB InBev, except taxes on stock exchange transactions and income and social security taxes on the income received by the Participants in connection with the delivery or the ownership of the Restricted Stock Units and with the delivery of the Shares or ADSs upon vesting of the RSUs. AB InBev may withhold from any payment or delivery of Shares or ADSs any income or social security taxes that are required to be withheld under any applicable law, rule or regulation.

Chapter VI

General provisions applicable to the Voluntary Shares and to the

Restricted Stock Units

1	Persons Eligible for Purchased Shares and RSUs

The opportunity to acquire Purchased Shares and RSUs under the Plan may be offered to such Eligible Employees as the Committee shall select in its sole discretion.

2	Acceptance of the Plan

2.1	Full acceptance of Purchased Shares

An Eligible Employee has the possibility to accept to participate in the Plan by acquiring all (but not less than all) the Purchased Shares offered to such employee in exchange for payment of the Offer Amount to Anheuser-Busch InBev.

An Eligible Employee who accepts to participate in the Plan by acquiring all (but not less than all) the Purchased Shares offered to such employee shall be offered Matching RSUs.

2.2	Mode of acceptance

2.2.1	General

The mode of acceptance of the Purchased Shares is set out in the Offer Letter and, at the choice of Anheuser-Busch InBev, takes the form of an electronic acceptance or of a paper-form acceptance. Anheuser-Busch InBev may decide to request Eligible Employees to complete two different forms for (i) the confirmation of the Eligible Employee’s decision to participate in the Plan by acquiring the Purchased Shares offered to him or her and (ii) the acceptance of the RSUs, respectively and provide for a different mode of acceptance with respect to each of these forms.

2.2.2	Electronic acceptance

In the case of acceptance of Purchased Shares and/or RSUs in electronic form, the Eligible Employee must confirm and submit his/her choice through the Online Tool specified in the Eligible Employee’s Offer Letter.

The Acceptance Form must be (i) completed online, to the extent applicable, after having accepted the terms of use of the Online Tool and (ii) submitted by the deadline indicated by Anheuser-Busch InBev to the Eligible Employee in due time. As the case may be, the acceptance period set by Anheuser-Busch InBev for the acceptance of the RSUs may be different from the acceptance period set for the acceptance of the Purchased Shares.

Failure to complete and submit the Acceptance Form as set out above will be deemed to constitute a refusal by the Eligible Employee of all Purchased Shares and/or RSUs offered to him/her, as the case may be.

2.2.3	Paper-form acceptance

In the case of acceptance of the Purchased Shares and/or RSUs in paper form, the Eligible Employee must complete, date and sign the Acceptance Form and return it to the address indicated on it. The completed Acceptance Form must reach Anheuser-Busch InBev, or any third party designated by it to that effect, by the deadline indicated by Anheuser-Busch InBev to the Eligible Employee in due time. As the case may be, the acceptance period set by Anheuser-Busch InBev for the acceptance of the RSUs may be different from the acceptance period set for the acceptance of the Purchased Shares.

Failure to return the completed, dated and signed Acceptance Form as set out above will be deemed to constitute a refusal by the Eligible Employee of all Purchased Shares and/or RSUs offered to him/her, as the case may be.

3	Approval of the Plan Documentation

The Plan forms part of an agreement between the Participant and Anheuser-Busch InBev. By returning to Anheuser-Busch InBev a duly completed Acceptance Form in accordance with Clause VI 2, the Participant unconditionally agrees to be bound by these Terms and Conditions.

A Participant who fails to submit duly completed Acceptance Form in accordance with Clause VI 2 before the expiry of the Election Period and who does not object in writing to the Plan before the same date, will be deemed to have unconditionally agreed to the contents of this document.

4	Shares Available

The total number of Shares which may be delivered as Purchased Shares or pursuant to the vesting of the RSUs granted under the Plan shall not exceed 1,500,000 Shares. Such Shares may be issued Shares held in Anheuser-Busch InBev’s treasury or acquired by Anheuser-Busch InBev for the purposes of the Plan. Any Shares delivered by Anheuser-Busch InBev, any Shares with respect to which RSUs are granted by Anheuser-Busch InBev and any Shares with respect to which Anheuser-Busch InBev becomes obligated to grant RSUs, through the assumption of, or in substitution for, outstanding RSUs previously granted by an acquired entity, shall not be counted against the Shares available for RSUs under this Plan.

5	Nature and characteristics of the underlying Shares

5.1	General

The Shares (including the Purchased Shares and shares to be received upon vesting of the RSUs) to be delivered to the Participant are existing ordinary Shares of AB InBev with all rights and benefits generally attached to such Shares. AB InBev will, at its discretion, deliver Shares in dematerialised (electronic or book-entry) form or in registered form.

5.2	Dividends

Participants will be entitled to all dividends paid on the Purchased Shares, decided by AB InBev after the Grant Date.

The Shares delivered upon vesting of the Restricted Stock Units give the right to the dividends paid on such Shares decided by AB InBev after the Vesting Date.

5.3	Transferability

The Shares received upon vesting of RSUs are not subject to any transfer restrictions under these Terms and Conditions.

6	Expiry of the Restricted Stock Units before the Vesting Date and situation upon termination of service

6.1	Violation of the Purchased Shares transfer restrictions

The Restricted Stock Units will automatically expire and become null and void if the Participant fails to comply with the Purchased Shares’ transfer restrictions referred to in Clause IV 4.

6.2	Malus adjustment

When conduct that occurred in the period during which the Participant is or was responsible for such conduct contributes to a Material Adverse Decision or a Material Breach of our Code of Business Conduct before the Vesting Date the Restricted Stock Units held by such Participant under this Plan will automatically expire and become null and void.

6.3	Dismissal for Serious Cause

Without prejudice to Clause VI 6.7 below, in case of Dismissal for Serious Cause of a Participant before the Vesting Date:

6.3.1	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 4 above will cease to apply on the date of end of employment; and

6.3.2	all RSUs held by the Participant on the date of the end of employment automatically expire and become null and void.

The above rules apply notwithstanding any recourse which might be introduced by a dismissed Participant against such Dismissal.

6.4	Dismissal other than for serious cause or Resignation before Cumulated Age of 70

Without prejudice to Clause VI 6.7 below:

6.4.1	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 4 above will cease to apply on the date of end of employment;

6.4.2	all RSUs held by the Participant on the date of the end of employment automatically expire and become null and void.

The above rules shall apply notwithstanding any recourse that might be introduced by a Participant against the termination of employment.

The above rules also apply in case the termination of employment results from an Outsourcing or a Divestiture.

6.5	Dismissal other than for serious cause or Resignation at or after Cumulated Age of 70 and before Cumulated Age of 80

In the case of Dismissal other than for Serious Cause of a Participant or, without prejudice to Clause VI 6.7 below, in the case of Resignation:

(i)	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 4 above will cease to apply on the date of the end of employment;

(ii)	all RSUs held by the Participant on the date of the end of employment will be subject to the following regime:

(a)	if employment ends before the end of the second year following the Offer Date, all RSUs held by the Participant on the date of the end of employment will automatically expire and become null and void.

(b)

if employment ends on or after the end of the second year following the Offer Date, Anheuser-Busch InBev shall calculate the number of RSUs of such Participant that will remain in full force and effect subject to these Terms and Conditions on the basis of the Pro-Rata Formula, provided that Anheuser-Busch InBev may require the Participant to enter into a non-competition agreement in order to be entitled to benefit from such RSUs; the modalities of the non-competition agreement will be agreed upon after the employment has ended;

RSUs in excess of the number of RSUs that may remain in full force and effect on the basis of the Pro-Rata Formula will automatically expire and become null and void;

The rules set out above shall apply notwithstanding any recourse that might be introduced by a Participant against such dismissal.

The above rules also apply in case the termination of employment at or after a Cumulated Age of 70 results from an Outsourcing or a Divestiture.

6.6	Dismissal other than for serious cause or Resignation at or after Cumulated Age of 80

In the case of Dismissal other than for Serious Cause of a Participant or, without prejudice to Clause VI 6.7 below, in the case of Resignation:

(i)	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 4 above will cease to apply on the date of the end of employment;

(ii)

the RSUs will remain in full force and effect and subject to these Terms and Conditions provided that if so requested by Anheuser-Busch InBev, the Participant enters into a non-competition agreement in order to be entitled to benefit from such RSUs. The modalities of the non-competition agreement will be agreed upon after employment has ended.

The rules set out above shall apply notwithstanding any recourse that might be introduced by a Participant against such dismissal.

The above rules also apply in case the termination of employment at or after a cumulated age of 80 results from an Outsourcing or a Divestiture.

6.7	Death or termination of employment following permanent disability

Notwithstanding Clauses VI 6.3 to 6.6 above, in the case of death of a Participant or termination of employment following permanent disability:

(i)	the Purchased Shares will become freely transferable and the restrictions on transferability referred to in Clause IV 4 above will cease to apply on the date of the death or permanent disability;

(ii)

the Vesting Period referred to in Clause V 2 will automatically expire and all RSUs will automatically vest provided that, in the case of permanent disability and if so requested by Anheuser-Busch InBev, the Participant enters into a non-competition agreement. The modalities of the non-competition agreement will be agreed upon after employment has ended. The Shares to be delivered upon vesting of these Restricted Stock Units will be delivered to the relevant Participant’s Successors (if applicable) shortly after the Participant’s death or to the Participant shortly after the termination of the Participant’s employment following permanent disability.

The notion of “permanent disability” is to be defined by reference to the law governing the employment of the Participant.

6.8	Leave of Absence

A Participant who is, as of the Offer Date, or following the Offer Date commences, on a Leave of Absence shall be deemed to remain employed by Anheuser-Busch InBev and its subsidiaries unless the Leave of Absence extends beyond the second anniversary of the date on which the Leave of Absence commenced, in which event the Participant will be deemed to have resigned, in the meaning of Clause VI 6.4 of these Terms and Conditions and for the application of the Plan only, on and as of the second anniversary of the date on which the Leave of Absence commenced.

Notwithstanding the above, for purposes of the Pro-Rata Formula under Clause VI 6.5.1(ii)(b), the Leave of Absence will only be included in the number of full calendar months of employment provided it has been granted for medical reasons, including maternity leave, or provided the law governing the employment of the Participant would require this.

7	Amendment to the Capital Structure and Anti-dilution Measures

7.1

Anheuser-Busch InBev expressly reserves the right to proceed with corporate changes that have an impact on its capital, such as capital increases, including by incorporation of reserves in the capital, capital decreases, issuance of convertible bonds, subscription rights or options, stock splits or reverse stock splits, combinations or reclassifications of the Shares, mergers, (partial) demergers, as well as the right to amend the clauses in the articles of association governing the allocation of profits or liquidation boni.

7.2

In the event that such corporate changes would have an unfavourable effect on the RSUs, the number of RSUs and/or the number of Shares to which the RSUs give rights will be adjusted for the purpose of safeguarding the interests of the holders of RSUs, as determined at the sole discretion of the Board of Directors, subject to any required action by the Shareholders’ Meeting of Anheuser-Busch InBev. The terms of such adjustment will be communicated to the Participants in due time.

7.3

In the event that Anheuser-Busch InBev would be merged into another company, the rights and obligations of Anheuser-Busch InBev under the Plan will automatically be transferred to the absorbing company and the RSUs will no longer give the Participants the right to receive Shares but instead the right to receive shares of the absorbing company. The number of shares of the absorbing company to which each RSU will give right will be determined at the sole discretion of the Board of Directors and communicated to the Participants in due time.

8	Administration of the Plan

8.1	Delegation to the Committee

8.1.1

The Board of Directors may delegate part or all powers under the Plan to the Committee. In the case of a delegation of powers, the Committee shall: (i) be responsible for the general administration of the Plan in accordance with the provisions thereof, under the supervision of the Board of Directors; and (ii) be authorised to establish rules for the administration, interpretation and application of the Plan and, if necessary, to interpret, amend and cancel these rules, in compliance with these Terms and Conditions.

8.1.2

In the case of a delegation of powers, the Board of Directors will retain full authority to exercise all the rights and obligations of the Committee under the Plan at any time whatsoever, or to delegate them to another committee constituted by the Board of Directors.

8.2	(Sub-)delegation to any third party

8.2.1	The Board of Directors and the Committee may (sub-)delegate certain well-specified powers to any third party they deem appropriate.

8.2.2	In the case of a (sub-)delegation of powers, the Board of Directors and the Committee will retain full authority to exercise all the rights and obligations so delegated.

8.3	Neither Anheuser-Busch InBev nor any member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan.

9	Electronic Register, Electronic Evidence and Consent to Electronic Delivery

9.1	Electronic Share and RSUs register

The Purchased Shares will be recorded in a register, which may be in electronic form and the maintenance of which may be delegated by Anheuser-Busch InBev to a third party.

The RSUs may be recorded in an RSUs register in electronic form, the maintenance of which may be outsourced by Anheuser-Busch InBev to a third party.

9.2	Electronic evidence

Electronic approvals, instructions, orders, statements and communications between a Participant, Anheuser-Busch InBev, Anheuser-Busch InBev affiliates and any third party to which powers have been sub-delegated by Anheuser-Busch InBev for the administration of the Plan will have the same legal status as written approvals, instructions, orders, statements and communications. The written recording or the written reproduction of electronic approvals, instructions, orders, statements and communications received by Anheuser-Busch InBev, Anheuser-Busch InBev affiliates and any third party to which powers have been sub-delegated by Anheuser-Busch InBev for the administration of the Plan, will constitute conclusive evidence between the Participant, Anheuser-Busch InBev, Anheuser-Busch InBev affiliates and any third party to which powers have been sub-delegated by Anheuser-Busch InBev for the administration of the Plan, unless evidence to the contrary is provided by the Participant.

9.3	Consent to Electronic Delivery

As a condition to receiving the Purchased Shares and the RSUs, each Participant consents to delivery of all subsequent information relating to the Purchased Shares and the RSUs by electronic means, including e-mails to the Participant and postings on the LTI Website, the Online Tool, Anheuser-Busch InBev’s website or intranet. Such information may include, amongst others, financial information concerning Anheuser-Busch InBev. In order to access such information, Participants will be required to access the LTI Website, the Online Tool and/or Anheuser-Busch InBev’s e-mail system, website and/or intranet. By acceptance of the RSUs, each Participant is deemed to acknowledge that he/she has such access to the LTI Website, the Online Tool, the e-mail system of Anheuser-Busch InBev and its website and intranet and ordinarily uses them in the ordinary course of his/her employment. Participants may obtain paper copies of any such information by submitting a request to receive paper copies to their respective People Department.

10	Matrimonial Regime

In the event that the matrimonial regimes of Participants confer ownership or other rights on their spouses with respect to the Purchased Shares or RSUs, those Participants undertake that their spouses shall appoint them as their sole representatives for all matters arising in relation to the Purchased Shares and RSUs.

11	Death

In the event of a Participant’s death, any Successor acquiring the Purchased Shares and RSUs shall inform Anheuser-Busch InBev of the Participant’s death as soon as possible following the date of death.

12	Modification to the Terms and Conditions

The Board of Directors may unilaterally modify at any time the practical and/or accessory modalities of the Terms and Conditions. It may also unilaterally modify the Terms and Conditions when such modifications are required to comply with any change in legislation. Shareholder approval/confirmation of any amendment shall be obtained to the extent necessary to comply with any applicable law, regulation or stock exchange listing requirements.

13	Nature of the Plan

Notwithstanding any provisions to the contrary included in the terms and conditions, the Offer Letter, the Acceptance Form or any other document relating to the Plan:

(i)	the acquisition of Shares by the Participant is unrelated to his occupational pension rights or pension claims, so that this acquisition cannot affect these occupational pension rights and claims;

(ii)

the Plan, the Offer Letter and the Acceptance Form or any other document relating to the Plan do not confer upon the Participant any right to continued employment for any period of specific duration or interfere with or otherwise restrict in any way the rights of Anheuser-Busch InBev or its subsidiaries to terminate the Participant’s employment according to the applicable regulations in respect of termination thereof; and

(iii)	the grant of Purchased Shares and/or RSUs cannot be considered as a right acquired for the future.

14	Privacy and processing of Personal Data

To enable the proper set-up and management of the Plan and the Share register and the RSU register of Anheuser-Busch InBev, personal information about each Participant will need to be collected and used. This Clause VI 14 sets out the obligations of Anheuser-Busch InBev and the rights of Participants regarding this collection and use, and provides the legally required information in this respect.

14.1	Identity of the person responsible for your Personal Data

Anheuser-Busch InBev is the so-called “Data Controller”, which is responsible for the collection processing of Personal Data as is necessary for the setting-up and management of the Plan and the Share and the RSU register of Anheuser-Busch InBev in electronic form.

14.2	Why and how Personal Data is collected and used

The Personal Data will either be collected via the LTI Website and Online Tool or extracted from Anheuser-Busch InBev’s SAP system (or successor thereof)1. It will be used exclusively for the purposes of the administration of the Plan and the maintenance of the Share register and the RSU register of Anheuser-Busch InBev in electronic form.

The Data Controller and any Data Processor will collect and process the Participants’ Personal Data in accordance with the Data Protection Law.

14.3	Nature of the Personal Data

The following Personal Data relating to the Participants will be collected and used:

(i)	their contact details (e.g. names*, private/professional* (email) addresses/phone numbers);

(ii)	electronic identification data;

(iii)	personal characteristics (i.e. date of birth*);

(iv)	financial data (e.g. details regarding bank account);

(v)	details of all rights and other entitlement to RSUs and/or Shares awarded, cancelled, vested, unvested or outstanding.

[1]	In this case, the Personal Data which are not directly collected from you are identified with an asterisk (*) below.

14.4	Other persons having access to the Personal Data and purpose thereof

The Data Controller can transfer the Personal Data to the following categories of recipients:

(i)	the operator of the secure LTI Website acting as Data Processor;

(ii)	the employer of the Participant for the above purposes;

(iii)	payroll operators acting as Data Processors;

(iv)	regulatory authorities for the purposes of complying with legal obligations in connection with the Plan; and

(v)	any member of the Anheuser-Busch InBev group.

Such recipients may be located in jurisdictions outside the European Economic Area (“EEA”) that may not provide an adequate level of personal data protection. The Data Controller relies either upon the consent of the Participant (such consent being requested upon signing the Acceptance Form and/or upon its submission through the LTI Website) or upon a contractual arrangement with the data importer to transfer the data to such jurisdictions.

14.5	Legal basis allowing Anheuser-Busch InBev to collect and use Personal Data

Through his/her signature of the Acceptance Form and/or its submission through the LTI Website, the Participant gives his/her consent to the collection and processing of his/her Personal Data as described in this Clause VI 14. This consent will be relied upon by the Data Controller as the justification for collecting and using Personal Data.

14.6	Rights of the Participants

The Participant can exercise his/her right to request access to and rectification or erasure of his/her Personal Data or restriction of processing concerning the Participant or to object to processing as well as the right to data portability by sending a written request to globalcompliance@ab-inbev.com.

The Participants may withdraw their consent for the processing of their Personal Data in the context of the Plan at any time, but should be aware that such processing is a prerequisite for further participation to the Plan. Even in the case such participation has ended because of the withdrawal of consent, the Data Controller may still need to process Personal Data after such withdrawal of consent to comply with its legal obligations. Such withdrawal will not affect the lawfulness of processing based on consent before its withdrawal.

Finally, if Participants are not satisfied with how Anheuser-Busch InBev processes their Personal Data, they may contact the Anheuser-Busch InBev Compliance Team through globalcompliance@ab-inbev.com. They also have the right to make a complaint to the Belgian Data Protection Authority.

14.7	Storage period of the Personal Data

Personal Data will be stored for a period of five (5) years after the termination of the Plan.

15	Effective Date and Term of Plan

Unless sooner terminated by the Board of Directors, the Plan, including the provisions respecting the grant of RSUs, shall terminate on the date upon which all the Shares underlying the RSUs have been delivered to Participants. All RSUs made under the Plan prior to its termination shall remain in effect until such RSUs have been satisfied or terminated in accordance with the Terms and Conditions and the applicable Offer Letter.

16	Severability

If any provision in this document is held to be illegal, invalid or unenforceable, in whole or in part, under any applicable law, that provision will be deemed not to form part of this document, and the legality, validity or enforceability of the remainder of this document will not be affected.

17	Applicable Law

The RSUs, the Shares and these Terms and Conditions are governed by Belgian law.